Calgary, Alberta

August 7, 2008

NEWS RELEASE:

Paramount Resources Ltd.

Financial and Operating Results

For The Three and Six Months Ended June 30, 2008

Paramount Resources Ltd. (TSX:  POU) ("Paramount" or the "Company") announces its financial and operating results for the three and six months ended June 30, 2008.

FINANCIAL AND OPERATING HIGHLIGHTS (1)
($ millions, except as noted)
	Three Months Ended			Six Months Ended
	June 30 2008	March 31 2008	Change %	June 30 2008	June 30 2007	Change %
Financial
Petroleum and natural gas sales	102.9	77.0	34	179.9	159.7	13
Funds flow from operations (2)	46.3	24.2	91	70.5	56.0	26
Per share – diluted ($/share)	0.68	0.36	89	1.04	0.78	33
Net earnings (loss)	(31.9)	(38.0)	16	(69.9)	654.9	(111)
Per share – diluted ($/share)	(0.47)	(0.56)	16	(1.03)	9.15	(111)
Capital expenditures(3)	10.5	64.1	(84)	74.6	165.4	(55)
Investments (4)	467.7	387.3	21	467.7	355.3	32
Total assets	1,193.6	1,217.0	(2)	1,193.6	1,897.6	(37)
Net debt (5)	48.0	75.9	37	48.0	(145.4)	133
Common shares outstanding (thousands)	67,739	67,693	–	67,739	70,937	(5)

Operating
Sales volumes:
Natural gas (MMcf/d)	67.7	65.8	3	66.7	87.3	(24)
Oil and NGLs (Bbl/d)	3,611	3,811	(5)	3,711	3,598	2
Total (Boe/d)	14,895	14,775	1	14,835	18,129	(18)
Gas weighting	76%	74%	–	75%	80%	–
Total wells drilled (gross)	8	28	(71)	36	105	(66)

(1)

Readers are referred to the advisories concerning non-GAAP measures and barrels of oil equivalent conversions under the heading “Advisories” in this document.

(2)

The six months ended June 30, 2007 have been reclassified by $4.9 million for a foreign exchange collar settlement to conform to the current year presentation.

(3)

Exploration and development capital expenditures only.

(4)

Based on the period-end closing prices of publicly traded enterprises and book value of the remaining investments.

(5)

Net debt, a non-GAAP measure, excludes risk management assets and liabilities and stock-based compensation liabilities. Prior period comparative amounts have been restated to conform to the current year presentation.

Second Quarter Overview

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Funds flow from operations increased by 91 percent to $46.3 million in the second quarter from $24.2 million in the first quarter due to higher realized commodity prices offset by higher payments on commodity contract settlements.

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The Company reported a net loss of $31.9 million in the second quarter of 2008 compared to net loss of $38.9 million for the first quarter. Current quarter pre-tax earnings included $66.7 million of mark-to-market losses on commodity contracts and stock based compensation charges.

Principal Properties

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Second quarter netback increased by $33.0 million from the first quarter to $67.8 million, largely due to higher realized commodity prices and lower operating expenses.

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Received regulatory approval to drill up to 4 wells per section on 62 sections of land in Kaybob and added approximately $20 million to Kaybob’s 2008 capital budget to drill an additional 11 (6.1 net) wells.

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Initiated a process to explore the sale of properties in the Cameron Hills, Bistcho Lake, Negus, and Larne areas in Alberta and the Northwest Territories. On July 29, 2008, the initial bidding process closed, the Company is presently evaluating the bidding results.

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Continued to dispose of non-core assets and evaluate the potential sale of other non-core properties.

Strategic Investments

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Purchased $5.1 million of additional lands.

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Continued participation in Trilogy’s dividend reinvestment plan increasing ownership to 21.4 percent as of June 30, 2008.

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During July 2008, commenced construction of a third drilling rig expected to be in service in 2009.

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In July 2008, invested $12.3 million in 22.4 million common shares of MGM Energy, pursuant to MGM Energy’s public offering. Paramount maintained a 16.7 percent equity ownership following the transaction.

Corporate

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Interest and financing charges for the six months ended June 30, 2008 decreased to $5.1 million from $25.9 million for the prior year comparable period on lower average debt levels.

OUTLOOK UPDATE

Paramount’s annual production guidance will be updated pending resolution of the process to explore the sale of certain properties in Northern and confirmation of sustained incremental production rates from Southern’s North Dakota drilling program.

Paramount’s 2008 exploration and development capital budget has been increased by $20 million to drill and equip an additional 11 (6.1 net) wells in Kaybob.  As a result, 2008 exploration and development capital spending is expected to be $150 million (excluding land).

ADDITIONAL INFORMATION

A copy of Paramount’s complete results for the three and six months ended June 30, 2008, including Management’s Discussion and Analysis and Unaudited Interim Consolidated Financial Statements can be obtained at http://media3.marketwire.com/docs/807pouq2.pdf. This report will also be made available through Paramount’s website at www.paramountres.com and SEDAR at www.sedar.com .

ABOUT PARAMOUNT

Paramount is a Canadian oil and natural gas exploration, development and production company with operations focused in Western Canada.  Paramount's common shares are listed on the Toronto Stock Exchange under the symbol "POU".

ADVISORIES

NON-GAAP MEASURES

In this document, Paramount uses the term "funds flow from operations", “funds flow from operations per share - diluted” and “net debt”, collectively the “Non-GAAP measures”, as indicators of Paramount's financial performance.  The Non-GAAP measures do not have standardized meanings prescribed by GAAP and, therefore, are unlikely to be comparable to similar measures presented by other issuers. “Funds flow from operations” is commonly used in the oil and gas industry to assist management and investors in measuring the Company’s ability to finance capital programs and meet financial obligations, and refers to cash flows from operating activities before net changes in operating working capital.  “Funds flow from operations” includes distributions and dividends received on securities held by Paramount. The most directly comparable measure to “funds flow from operations” calculated in accordance with GAAP is cash flows from operating activities.  “Funds flow from operations” can be reconciled to cash flows from operating activities by adding (deducting) the net change in operating working capital as shown in the consolidated statements of cash flows.  “Net debt” is defined as debt plus working capital excluding risk management assets and liabilities and stock based compensation liabilities. The calculation of net debt has been changed to exclude risk management assets and liabilities and stock based compensation liabilities because both are highly volatile and are settled in future periods. Management of Paramount believes that the Non-GAAP measures provide useful information to investors as indicative measures of performance.

Investors are cautioned that the Non-GAAP Measures should not be considered in isolation or construed as alternatives to their most directly comparable measure calculated in accordance with GAAP, as set forth above, or other measures of financial performance calculated in accordance with GAAP.

FORWARD-LOOKING INFORMATION

Certain statements included in this document constitute forward-looking statements or information under applicable securities legislation. Forward-looking statements or information typically contain statements with words such as “anticipate”, “believe”, “expect”, “plan”, “intend”, “estimate”, “propose”, or similar words suggesting future outcomes or statements regarding an outlook. Forward-looking statements or information in this document include, but are not limited to: business strategies and objectives, capital expenditures, reserve quantities and the undiscounted and discounted present value of future net revenues from such reserves, anticipated tax liabilities, future production levels, exploration and development plans and the timing thereof, abandonment and reclamation plans and costs, acquisition and disposition plans, operating and other costs and royalty rates.

Such forward-looking statements or information are based on a number of assumptions which may prove to be incorrect.  The following assumptions have been made, in addition to any other assumptions identified in this document:

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the ability of Paramount to obtain required capital to finance its exploration, development and operations;

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the ability of Paramount to obtain equipment, services and supplies in a timely manner to carry out its activities;

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the ability of Paramount to market its oil and natural gas successfully to current and new customers;

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the timing and costs of pipeline and storage facility construction and expansion and the ability of Paramount to secure adequate product transportation;

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the ability of Paramount and its industry partners to obtain drilling success consistent with expectations;

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the timely receipt of required regulatory approvals;

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currency, exchange and interest rates; and

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future oil and gas prices.

Although Paramount believes that the expectations reflected in such forward-looking statements or information are reasonable, undue reliance should not be placed on forward-looking statements because Paramount can give no assurance that such expectations will prove to be correct.  Forward-looking statements or information are based on current expectations, estimates and projections that involve a number of risks and uncertainties which could cause actual results to differ materially from those anticipated by Paramount and described in the forward-looking statements or information.  These risks and uncertainties include but are not limited to:

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the ability of Paramount’s management to execute its business plan;

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the risks of the oil and gas industry, such as operational risks in exploring for, developing and producing crude oil and natural gas and market demand for oil and gas;

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the ability of Paramount to obtain required capital to finance its exploration, development and operations and the adequacy and costs of such capital;

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fluctuations in oil and gas prices, foreign currency exchange rates and interest rates;

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risks and uncertainties involving the geology of oil and gas deposits;

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risks inherent in Paramount's marketing operations, including credit risk;

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the uncertainty of reserves estimates and reserves life;

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the value and liquidity of Paramount’s investments in other entities and the returns on such investments;

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the uncertainty of estimates and projections relating to exploration and development costs and expenses;

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the uncertainty of estimates and projections relating to future production and the results of exploration, development and drilling;

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potential delays or changes in plans with respect to exploration or development projects or capital expenditures;

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the availability of future growth prospects and Paramount’s expected financial requirements;

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Paramount’s ability to obtain equipment, services, supplies and personnel in a timely manner to carry out its activities;

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Paramount's ability to enter into or continue leases;

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health, safety and environmental risks;

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Paramount's ability to secure adequate product transportation and storage;

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imprecision in estimates of product sales and the anticipated revenues from such sales;

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the ability of Paramount to add production and reserves through development and exploration activities;

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weather conditions;

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the possibility that government laws, regulations or policies may change or governmental approvals may be delayed or withheld;

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uncertainty in amounts and timing of royalty payments and changes to royalty regimes and government regulations regarding royalty payments;

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changes in taxation laws and regulations and the interpretation thereof;

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changes in environmental laws and regulations and the interpretation thereof;

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the cost of future abandonment activities and site restoration;

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the ability to obtain necessary regulatory approvals;

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risks associated with existing and potential future law suits and regulatory actions against Paramount;

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uncertainty regarding aboriginal land claims and co-existing with local populations;

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loss of the services of any of Paramount’s executive officers or key employees;

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the impact of market competition;

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general economic and business conditions; and

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other risks and uncertainties described elsewhere in this document or in Paramount's other filings with Canadian securities authorities and the United States Securities and Exchange Commission.

The forward-looking statements or information contained in this news release are made as of the date hereof and Paramount undertakes no obligation to update publicly or revise any forward-looking statements or information, whether as a result of new information, future events or otherwise, unless so required by applicable securities laws.

OIL AND GAS ADVISORY

This news release contains disclosure expressed as “Boe” and “Boe/d” All oil and natural gas equivalency volumes have been derived using the ratio of six thousand cubic feet of natural gas to one barrel of oil. Equivalency measures may be misleading, particularly if used in isolation. A conversion ratio of six thousand cubic feet of natural gas to one barrel of oil is based on an energy equivalency conversion method primarily applicable at the burner tip and does not represent a value equivalency at the well head.

For further information, please contact:

Paramount Resources Ltd.

J.H.T. (Jim) Riddell, President and Chief Operating Officer

B.K. (Bernie) Lee, Chief Financial Officer

Phone: (403) 290-3600

Fax: (403) 262-7994